EXHIBIT (a)(5)(C)

                    SUMMONS            AS TO THE AMENDED

(CITACION JUDICIAL)         COMPLAINT

NOTICE TO DEFENDANT:

(AVISO AL DEMANDADO):

ACCREDITED HOME LENDERS HOLDING CO., JAMES A. KONRATH, JOSEPH J. LYDON, JAMES H. BERGLUND, GARY M. ERICKSON, BOWERS W. ESPY, JODY A. GUNDERSON, RICHARD T. PRATT, LONE STAR FUND V LP and DOES 1-50, inclusive,

YOU ARE BEING SUED BY PLAINTIFF:

(LO ESTA DEMAMDANDO EL DEMANDANTE):

JEAN WAN, On Behalf of Herself and All Others Similarly Situated,

FOR COURT USE ONLY (SOLD PARA USO DE LA CORTE)

You have 30 CALENDAR DAYS after this summons and legal papers are served on you to file a written response at this court and have a copy served on the plaintiff. A letter or phone call will not protect you. Your written response must be in proper legal form if you want the court to hear your case. There may be a court form that you can use for your response. You can find these court forms and more information at the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), your county law library, or the courthouse nearest you. If you cannot pay the filing fee, ask the court clerk for a fee waiver form. If you do not file your response on time, you may lose the case by default, and your wages, money, and property may be taken without further warning from the court.

There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may want to call an attorney referral service. If you cannot afford an attorney, you may be eligible for free legal services from a nonprofit legal services program. You can locate these nonprofit groups at the California Legal Services Web site (www.lawhelpcalifornia.org), the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), or by contacting your local court or county bar association.

Tiene 30 DIAS DE CALENDARIO después de que le entreguen esta citación y papeles legales para presentar una respuesta por escrito en esta corte y hacer que se entregue una copia al demandante. Una carta o una Ilamada telefónica no lo protegen. Su respuesta por escrito tiene que estar en formato legal correcto si desea que procesen su caso en la corte. Es posible que haya un formulario que usted pueda usar para su respuests. Puede encontrar estos formularios de la corte y más informacion en el Centro de Ayuda de las Cortes de California (www.courtinfo.ca.gov/selfhelp/espanol/), en la biblioteca de leyes de su condado o en la corte que ie quede más cerca. Si no puede pagar la cuote de presentación, pida al secretario de la corte que le dé un formulario de exención de pago de cuotas. Si no presenta su respuesta a tiempo, puede perder el caso por incumplimiento y la corte le podrá quitar áu sueldo, dinero y bienes sin más advertencia.

Hay otros requisttos legales. Es recomendable que Ilame a un abogado inmediatamente. Si no conoce a un abogado, puede llamar a un servicio de remisión a abogados. Si no puede pagar a un abogado, es posible que cumpla con los requisitos para obtener servicios legates gratuitos de un programa de servicios legales sin fines de lucro. Puede encontrar estos grupos sin fines de lucro en el sitio web de California Legal Services, (www.lawhelpcalifornia.org), en el Centro de Ayuda de las Cortes de California, (www.courtinfo.ca.gov/selfhelp/espanol/) o poniendose en contacto con la corte o el colegio de abogados locales.

The name and address of the court is: (El nombre y dirección de la corte es):	CASE number: (Nomero del Caso):

San Diego Superior Court

330 West Broadway

San Diego, CA 92101

The name, address, and telephone number of plaintiff’s attorney, or plaintiff without an attorney, is:

(El nombre, la dirección y el número de teléfono del abogado del demandante, o del demandante que no tiene abogado, es):

Brian J. Robbins 619/525-3990

Robbins Umeda & Fink, LLP, 610 West Ash Street, Suite 1800, San Diego, CA 92101

DATE:	Clerk, by	Deputy
(Fecha)	(Secretario)	(Adjunto)

(For proof of service of this summons, use Proof of Service of Summons (form POS-010).)

(Para prueba de entrega de esta citatión use el formulario Proof of Service of Summons, (POS-010)).

[SEAL]	NOTICE TO THE PERSON SERVED: You are served 1. ☐ as an individual defendant. 2. ☐ as the person sued under the fictitious name of (specify): 3. ☐ on behalf of (specify):
	under: ☐ CCP 416.10(corporation) ☐ CCP 416.20(defunct corporation) ☐ CCP 416.40(association or partnership) ☐ other(specify): 4. ☐ by personal delivery on (date):	☐ CCP 416.60 (minor) ☐ CCP 416.70 (conservatee) ☐ CCP 416.90 (authorized person)

Form Adopted for Mandatory Use Judicial Council of California SUM-100 [Rev, January 1, 2004]	SUMMONS	Code of Civil Procedure §§ 412.20, 465 www.accesslaw.com

ROBBINS UMEDA & FINK LLP

BRIAN J. ROBBINS (190264)

S. BENJAMIN ROZWOOD (181474)

KEVIN A. SEELY (199982)

ASHLEY R. PALMER (246602)

610 West Ash Street, Suite 1800

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

JEAN WAN, On Behalf of Herself and All	)	Case No. 37-2007-00067877-CU-BT-CTL
Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	AMENDED COMPLAINT FOR:
vs.	)	(1) BREACH OF FIDUCIARY DUTY;
	)	(2) EQUITABLE FRAUD; AND
ACCREDITED HOME LENDERS	)	(3) DECLARATORY RELIEF
HOLDING CO.,	)
JAMES A. KONRATH,	)
JOSEPH J. LYDON,	)
JAMES H. BERGLUND,	)
GARY M. ERICKSON,	)
BOWERS W. ESPY,	)
JODY A. GUNDERSON,	)
RICHARD T. PRATT,	)
LONE STAR FUND V LP and	)
DOES 1-50, inclusive,	)
)
Defendants.	)
)

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a stockholder class action on behalf of the holders of Accredited Home Lenders Holding Co. (“Accredited” or the “Company”) common stock against Accredited, Lone Star Fund V LP (“Lone Star”) and Accredited’s board of directors (“Board”) arising out of their attempts to provide certain Accredited insiders and directors with preferential treatment in connection with their efforts to solicit shareholder approval of their proposed sale of Accredited to Lone Star (the “Proposed Acquisition”) via a tender offer followed by a merger. This action seeks equitable relief only.

2. Accredited is a mortgage company operating throughout the United States and in Canada. Accredited originates, finances, securitizes, services, and sells subprime mortgage loans secured by residential real estate. Founded in 1990, the Company is headquartered in San Diego, California.

3. In the Academy Award winning 1994 film, Forrest Gump, the film’s protagonist, Forrest Gump, and his former Vietnam commanding officer, “Lieutenant Dan,” buy a shrimp boat in Bayou la Batre, Alabama and start a company referred to as the Bubba Gump shrimp company. Early on, Bubba Gump struggled because Forrest and Lieutenant Dan could not find shrimp due to a large number of competitors. This changed when Bayou la Batre was hit by Hurricane Carmen. After the hurricane, Bubba Gump found itself as the owner of the last shrimp boat standing in Bayou la Batre. Having established a monopoly on shrimp, Forrest and Lieutenant Dan began raking in the cash.

4. The subprime lending market experienced its own “hurricane” during early 2007. A cooling housing market combined with rising interest rates set off a wave of foreclosures. These foreclosures, in turn, triggered “repurchase agreements,” which obligate subprime lenders to repurchase subprime loans previously sold to banks and other investors. The result was a subprime lending “hurricane” that swept away most of the subprime lending market, including the second largest subprime lender New Century Financial Corporation (“New Century”).

5. Accredited, however, much like Forrest Gump and Lieutenant Dan, was able to weather the storm by generating sufficient liquidity through a series of stay—public finance transactions to survive margin calls and to continue originating better, less-risky loans and generating profits. Currently, Accredited stands in the enviable position of being able to grab up the market share left by New Century and the other subprime lenders that have declared bankruptcy or left the market. Effectively, Accredited is now the “Bubba Gump” of the subprime lending market. This position will allow the holders of Accredited’s equity to reap the lion’s share of profits available in the subprime lending market.

6. The Individual Defendants, however, wish to keep these profits for themselves and freeze out Accredited’s current shareholders. Thus, Individual Defendants embarked upon plan to position themselves to be the primary beneficiaries of the coming windfall, to the exclusion of the Company’s current public shareholders.

7. Beginning in March 2007, the Individual Defendants (as defined below) began their search for a buyer. The Individual Defendants knew that any potential acquisition must necessarily involve a tender offer followed by a short-form merger so as to bring the Company private as fast as possible—before the subprime lending market could recover. Further and most importantly, defendants needed to find a buyer who was agreeable to allowing the Individual Defendants to maintain their positions and exchange their current holdings in Accredited with an equity interest in the private company. These factors significantly limited the pool of potential suitors.

8. During late March 2007, the Individual Defendants faced a major complication or potential opportunity. Grant Thornton, Accredited’s independent auditor, resigned. As a result, Accredited’s calendar year 2006 financials would remain unaudited and unreliable. Thus, the potential pool of suitors would be even more limited as numerous prospective bidders would be unwilling to provide indications of interest without audited financials. Moreover, those bidders who did respond to solicitations would discount their bids.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

9. Nevertheless, Individual Defendants pursued the bidding process unabated and eventually secured an agreement and plan of merger with Lone Star on June 4, 2007 and related agreements (collectively, the “Merger Agreement”). As planned, the Merger Agreement provides for a tender offer that was originally set to commence 10 days later.

10. Further, the Individual Defendants negotiated for themselves the option to exchange their shares for an equity interest in the post merger company. This is especially important to defendants James A. Konrath (“Konrath”) and Joseph J. Lydon (“Lydon”), who hold approximately 10.4% of Accredited’s outstanding shares.

11. On June 19, 2007, Individual Defendants sent statements to Accredited’s shareholders soliciting and recommending that they tender their shares for $5.10 per share. As alleged below, these statements are woefully inadequate and do and will not provide Accredited’s shareholders with the necessary information to permit a fully informed decision as to whether they should tender their shares in the Proposed Acquisition. Moreover, Accredited’s financials are not current and its financials for calendar 2006 remain unaudited.

12. In pursuing this unlawful plan to sell Accredited, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing through the implementation of a flawed agreement and plan of merger.

13. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class (as defined below), seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Acquisition, that the Proposed Acquisition is conducted in a manner that is not improper, unfair and unlawful.

JURISDICTION AND VENUE

14. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, § 10, because this case is a cause not given by statute to other trial courts.

15. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California. Accredited is a citizen of California as it is incorporated under the laws of the State of Delaware and has its principal place of business at 15253 Avenue of Science, San Diego, California, and certain of the individual defendants, including defendants Konrath, Lydon, James H. Berglund (“Berglund”), Gary M. Erickson (“Erickson”) and Jody A. Gunderson (“Gunderson”), are citizens of California.

16. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

17. Plaintiff Jean Wan is, and at all times relevant hereto was a shareholder of Accredited.

18. Defendant Accredited, a Delaware corporation based in San Diego, California, is a mortgage banking company operating throughout the United States and in Canada. The Company originates, finances, securitizes, services and sells subprime mortgage loans secured by residential real estate.

19. Defendant Konrath co-founded Accredited in 1990. Konrath has served as Chairman of the Board, a director and Chief Executive Officer (“CEO”) of Accredited since its formation. Additionally, Konrath served as the Company’s President from 1990 to 1998. Konrath is Accredited’s largest individual shareholder, beneficially owning approximately 7.4% of the Company’s common stock as of June 18, 2007. Defendants Konrath and Lydon formerly served as officers of Security Pacific Housing Services, Inc.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

20. Defendant Lydon has served as President and Chief Operating Officer (“COO”) of Accredited since May 1998, and as a director of the Company since July 2004. Lydon is Accredited’s second largest individual shareholder, owning approximately 3% of the Company’s common stock as of June 18, 2007.

21. Defendant Berglund is a director of the Company.

22. Defendant Erickson is a director of the Company.

23. Defendant Bowers W. Espy (“Espy”) is a director of the Company. Espy and defendant Richard T. Pratt (“Pratt”) formerly served as executives with Merrill Lynch and served on the Federal Home Loan Bank Board.

24. Defendant Gunderson is a director of the Company.

25. Defendant Pratt a director of the Company.

26. Defendant Lone Star is one of a number of private-equity limited partnerships that invests globally in secured and corporate unsecured debt instruments, real estate related assets and select corporate opportunities. Hudson Advisors, LLC (“Hudson”) performs the day-to-day management and servicing of the assets acquired by Lone Star. Hudson is headquartered in Dallas, Texas.

27. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 50, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

28. The defendants named above in 19-25 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

29. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

30. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Accredited, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

31. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Accredited, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Accredited common stock in the Proposed Acquisition.

32. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

THE SUBPRIME LENDING MARKET CRASH

33. Accredited, based in San Diego, California, is a mortgage company operating throughout the United States and in Canada. Until recently, when Accredited changed its underlying guidelines to target less-risky borrowers, Accredited primarily serviced subprime borrowers. A subprime borrower is someone with a low credit score, higher debt-to-income ratio, or other characteristic associated with a high probability of default relative to “prime” or less-risky borrowers. Subprime lenders, such as Accredited, originate loans to these borrowers and then later sell those loans to banks or repackage those loans into trusts in a process referred to as securitization. Currently, there are approximately $1.3 trillion subprime loans outstanding.

34. Typically, when a subprime lender sells a loan, the lender agrees to enter into a “repurchase agreement,” which obligates the lender to repurchase certain loans in the event that default rates exceed a specified threshold. In an environment of appreciating home prices and low interest rates—such as what characterized 2003 through 2005—the repurchase agreements are a non-issue. When home prices flatten and interest rates increase, however, default rates tend to rise and repurchase agreements are triggered with greater frequency, thus creating fiscal and operating pressures on subprime lenders. This is exactly what has been occurring since 2007.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

35. In the changed environment of rising default rates, many subprime lenders with deficient liquidity have faced just such pressures, including the former second largest subprime lender, New Century. New Century filed a bankruptcy petition on April 2, 2007. Numerous other subprime lenders have followed suit by declaring bankruptcy, closing down or arranging to sell themselves to other companies. The following chart details the carnage:

COMPANY	STATUS	DATE
Bankrupt lenders:
Southstar Funding	Bankrupt (Chapter 7)	April 11, 2007
New Century Financial	Bankrupt (Chapter 11)	April 2, 2007
People’s Choice	Bankrupt (Chapter 11)	March 20, 2007
ResMae Mortgage Corp.	Bankrupt (Chapter 11)	February 12, 2007
Mortgage Lenders Network USA	Bankrupt (Chapter 11)	February 5, 2007
Ownit Mortgage Solutions	Bankrupt (Chapter 11)	December-06

Lenders that have closed or been acquired:
Option One Mortgage	Sold to Affiliate of Cerberus Capital Management	April 20, 2007
EquiFirst Corp.	Sold to Barclays	April 2, 2007
Fieldstone Mortgage	To be acquired by C-BASS	April-07
Rose Mortgage	Closed	April-07
Investaid Corp.	Closed	March-07
Popular Financial Holding	Closed	March-07
ECC Capital Corp.	Acquired by Bear Stearns	February 12, 2007
Lenders Direct Capital	Closed wholesale operation	February-07
Secured Funding	Closed wholesale operation	January-07
Bay Capital	Closed	January-07
Champion Mortgage	Sold to Nationstar Mortgage	January-07
Harbourton Mortgage	Closed	December 20, 2006
Sebring Capital Partners	Closed	December-06
First Financial Equities	Closed	December-06
Centex Home Equity	Sold to Fortress	July-06

Lenders actively seeking to sell:
Ameriquest /Argent Mortgage	Actively seeking to sell	-
First NLC Financial	Actively seeking to sell	-
NovaStar Financial Inc.	Seeking to sell	-
Fremont Investment & Loan	Seeking to sell	-

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

36. The following graph details Accredited’s recent share performance in comparison to its competitors:

The upside of the subprime market crash is that certain companies that are able to sustain sufficient liquidity to survive the crash will find themselves in a situation similar to the one experienced by Bubba Gump following Hurricane Carmen. With few competitors, the surviving companies will be able to quickly gain market share and dominate the subprime market when it recovers, as it did following a prior subprime market crash during late 1998.

THE INDIVIDUAL DEFENDANTS SEARCH FOR A BUYER AS ACCREDITED

WEATHERS THE STORM

37. Between July and September 2006, market concerns with the subprime market took their toll on Accredited as the Company’s shares declined from approximately $45 to less than $32 per share during September 2006. In October 2006, the Company announced the completion of a merger with Aames Investment Corporation. This positive news buoyed Accredited’s stock to above $36 per share before it declined to just under $30 per share by February 2007.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

38. On February 14, 2007, Accredited released its unaudited financial results for the 2006 calendar year. The press release issued by the Company on that day emphasized that Accredited had been able to generate positive net income while other subprime lenders posted losses or exited the business. The press release further disclosed that on January 11, 2007, the Company had completed a $56 million private placement of trust preferred securities, and stated the following concerning Accredited’s liquidity position:

The company had approximately $7.6 billion in credit and commercial paper facilities at December 31, 2006. At the end of December, the company had used $2.8 billion of the available capacity. The company had $345 million in available cash and liquidity at December 31, 2006, compared to $356 million at December 31, 2005. Additionally, on January 11, 2007, the company completed a $56 million private placement of trust preferred securities through its subsidiary, Accredited Preferred Securities Trust I. The trust preferred securities bear interest at a fixed rate of 9.01% until January 30, 2012, whereupon the rate floats at three-month LIBOR plus 3.95% thereafter until their maturity in January 2037, unless earlier redeemed. The trust preferred securities can be redeemed in whole or in part by the company beginning January 30, 2012 without penalty. The company believes that the issuance of the trust preferred further strengthens its liquidity position.

39. On that same day, Accredited held a conference call with various analysts to discuss the results. During the call, defendants Konrath and Lydon, together with Accredited’s CFO John Buchanan and other senior executives, emphasized the Company’s strong competitive position arising from recent securitizations, a “strong balance sheet,” low originations costs, risk-reducing changes to its underwriting guidelines, $4.1 billion in unused credited facility capacity at year end, and an “impressive” liquidity position overall.

40. Also during the February 14, 2007 conference call, an exchange occurred between Chris Brendler (“Brendler”), an analyst with Stifel Nicolaus, and defendant Lydon concerning Accredited’s superior liquidity position over its competitors and its prospects for grabbing market share in 2007. As for Accreditted’s competitors, defendant Lydon boldly claimed that “there will be plenty of additional blood flowing in the streets” in the following exhange:

[BRENDLER]

One final question, then. This is maybe more for Joe. It seems like you are not going to have the irrational competition as much, given the pain the secondary market is inflicting on poor underwriting. A lot of your competitors may be pulling back, and you seem to be a little bit ahead of the curve on some fronts, [especially] on the liquidity front. What’s your prospects and your goals for gaining market share in 2007, under the assumption that the market is going to be down pretty significantly from a volume standpoint?

[LYDON]

Well, Chris, as I said earlier in my prepared comments, that we recognize the market that we are in, and we think that credit quality has got to be the number-one priority. The impact of EPDs, not to mention reserve adjustments that need to be made with EPDs and your own portfolios, has a significant impact on your profitability. So we are focused on getting the credit quality thing fixed and put behind us.

Now, we’re foregoing some volumes to accomplish that, because I would have to say to you that the market is not entirely rational as it relates to the credit aspects out there. There are plenty of loans that we’re declining on a daily basis that are getting funded. We’re very comfortable with our decisions to decline those loans, because we think that they’re going to show up on someone else’s EPD radar screen.

So that’s where our total focus is right now. Now, relative to the volumes, there are borrowers out there. There are plenty of borrowers that have done these nonprime loans in the last couple of years. I was looking at a schedule this morning on our 2003, 2004 and 2005 books and looking at how many of those

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

borrowers will be up for renewal, and the numbers are significant. We monitor what we wouid expect those LTVs to be, given what’s happened to home price appreciation. So we do some of that modeling.

But all of that tells us that there are borrowers in the market. We have heard numbers in the $1 trillion range, defining that there are going to be borrowers out there. So we’ve got to go out and go after those borrowers. What makes it difficult is battling on the front lines for, one, the appropriate price; and, two, the appropriate credit quality.

So I don’t want to say that the market hasn’t moved on these fronts, because I do think the market has moved. But I would tell you that it’s likely that we are perhaps a little more conservative on both of those fronts than some of our competitors.

But we recognize that, and we think that is what makes most sense, because given what we have been talking about here, given the strain on your liquidity and your capital, the mortgage banking business — there’s just not a lot of room to play that game for very long. So unless the entire market moves the way it should, there will be plenty of additional blood flowing in the streets.

41. On March 1, 2007, The Individual Defendants and Accredited disclosed for the first time that Accredited would not be filing its 2006 Annual Report on Form 10-K with the SEC by the required deadline. The Company’s Form 12b-25 filing attributed the delay to demands on managerial resources imposed by the Aames acquisition. Nowhere in the Form 12b-25 did the Individual Defendants and Accredited disclose that Grant Thornton, Accredited’s outside auditor, was concerned that it would not be able to complete the audit on a timely basis.

42. During early March 2007, Accredited’s senior management met with Bear Stearn & Co., Inc. (“Bear Stearns”) and Friedman, Billings, Ramsey & Co., Inc (“Friedman”) to discuss the ability of the Company to further immediate infusions of capital. Bear Stearns and Friedman were eventually retained to seek potential investors. One of the investors contacted was Farallon Capital Management, L.L.C. (“Farallon”), one of the Company’s significant stockholders.

43. Then, on March 12, 2007, before the market opened, Accredited issued a press release reiterating that it would be “unlikely that the Company will file it Annual Report on Form 10-K by March 16, 2007.” Once again, the Individual Defendants and Accredited failed to mention anything about Grant Thornton’s concerns about the Company’s 2006 financial statements, or about the possibility that the auditor might actually resign without completing the audit.

44. The next day, Accredited’s stock collapsed $7.43 per share to close at $3.97 per share, a one-day decline of 65%.

45. On March 15, 2007, the Board authorized the sale of the Company’s loan portfolio to Citigroup Global Markets Realty Corp. (“Citigroup”). The Board also learned that Farallon was willing to provide a loan to the Company. Thus, Individual Defendants knew that Accredited’s strong liquidity position would continue to improve over the following months.

46. On March 16, 2007, Accredited announced that it sold $2.7 billion of loans to Citigroup in a press release titled “Accredited to Sell Loans in Inventory,” which stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”) announced today that the Company has reached an agreement to sell substantially all of its loans held for sale that are currently funded out of its warehouse and repurchase credit facilities, asset-backed commercial paper facility, and its equity. The $2.7 billion of loans held for sale will be sold at a substantial discount in order to alleviate recent pressures from margin calls.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Terms of the sale include a holdback reserve of approximately $40 million to satisfy all future claims against the loans, including early payment defaults. Claims in excess of the holdback reserve will have no recourse against the Company. The sale is expected to be completed over the next couple of days.

The sale of its loans held for sale will provide additional liquidity to Accredited, thereby facilitating the Company’s efforts to continue its previously announced intention to explore various strategic options, including potentially raising additional capital. The Company estimates that this discounted loan sale will result in a pre-tax charge of approximately $150 million. Accredited will retain approximately $120 million of loans held for sale in its warehouse facilities, comprised mostly of loans originated since March 7, 2007.

The Company also will not file its Annual Report on Form 10-K by March 16, 2007 as previously announced on March 2, 2007. Accredited has determined that changes are required to the amount of goodwill established, in its acquisition of Aames Investment Corporation (“Aames”) in the fourth quarter of 2006. The previous goodwill estimate was based on the market price of the Company’s common stock as of the closing date of the transaction, which was October 1, 2006. The Company has determined that the goodwill should have been established based on the market price of the Company’s common stock on the announcement date of the transaction of May 25, 2006, resulting in total goodwill of approximately $130 million. Further, Accredited has determined that the entire amount of goodwill established has been impaired and will be charged-off in the quarter ended December 31, 2006. This goodwill charge-off will not affect Accredited’s operations, tangible book equity, cash, or liquidity. In addition, the company is still evaluating whether the deferred tax assets acquired in the Aames acquisition are realizable.

While the sale of the loans held for sale has substantially reduced the Company’s debt outstanding in its warehouse and repurchases facilities, Accredited is continuing to seek waivers and extensions of waivers of certain financial and operating covenants, including waivers relating to required levels of net income and requirements to file the Form 10-K by March 16, 2007. There can be no assurance that the Company will be successful in receiving any of the required waivers.

47. On this news of the successful loan sale, Accredited’s stock price rallied back to above $13 per share.

48. Also on March 16, 2007, Farallon made a proposal to acquire the Company. At a meeting on March 17, 2007, the Board decided to defer Farallon’s proposal.

49. On March 20, 2007, the Company announced a commitment for a $200 million form Farallon in a press release titled “Accredited Announces $200 Million Term Loan Commitment,” which stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”) announced today that it has received a commitment for a $200 million term loan from one or more entities managed by Farallon Capital Management®, L.L.C. (“Farallon”). Farallon manages equity capital for institutions and high net worth individuals and is headquartered in San Francisco, California. Farallon is a registered investment advisor with the United States Securities and Exchange Commission.

The proceeds of the loan can be used for general working capital, the funding of mortgage loans and other corporate needs. The loan has a five-year term, an interest rate of 13% per year, and may be repaid by Accredited at any time over the life of the loan, subject to certain conditions and prepayment fees. The loan is a secured obligation of Accredited and its subsidiaries.

In connection with the term loan, Accredited will issue Farallon approximately 3.3 million warrants in a private placement, with an exercise price equal to $10 per share. The warrants expire ten years from their issuance date. Farallon will also receive certain preemptive rights to purchase additional equity securities of the Company and certain registration rights with respect to its equity securities in the Company.

The proposed transaction is subject to completion of definitive documentation, receipt of required third party and governmental consents and licenses, and certain other conditions.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

The term loan when funded and the sale of $2.7 billion of mortgage loans announced on March 15, 2007, comprise part of the Company’s strategic steps to enhance liquidity. The Company will continue to consider other strategic options and has retained a financial advisor to assist in these evaluations.

50. On March 21, 2007, the Board formed a “Special Committee” consisting of defendants Espy, Gunderson and Pratt to consider strategic transactions. On March 22, 2007, the Special Committee authorized an amendment and restatement of Bear Stearns’ engagement letter to provide that Bear Stearns would act as a financial advisor to the Special Committee to consider potential strategic alternatives.

51. On March 23, 2007, the Special Committee met to discuss the effect that Grant Thornton’s resignation would have on potential transactions to sell the Company. Despite the obvious negative connotations of the resignation such as a significantly decreased pool of potential bidders, the Board resolved to continue its plans to sell the Company.

52. Also on March 23, Bear Stearns began soliciting parties who might be interested in entering into a transaction with the Company, One of the parties contacted was Lone Star, who executed a confidentiality agreement on the next day, March 24, 2007.

GRANT THORNTON RESIGNS AND DEFENDANTS BEGIN NEGOTIATIONS WITH

LONE STAR

53. On March 27, 2007, Grant Thornton resigned. Also on this day, Bear Stearns began initial discussions with Lone Star regarding a potential transaction.

54. On March 28, 2007, despite that auditor resignation, Farallon was willing to increase the amount of its loan from $200 million to $230 million.

55. On April 2, 2007, Accredited issued a press release announcing Grant Thornton’s resignation, the Farallon loan, a new warehouse facility in the amount of $500 million and the renewal of an existing facility in the amount of $600 million. The press release, which was titled, “Accredited Closes Farallon Financing; Updates Corporate Developments,” stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”), a mortgage company specializing in non-prime residential mortgage loans, today announced, it has closed the previously proposed financing transaction with Farallon Capital Management®, L.L.C. and related entities (“Farallon”). Accredited also provided an update on the Company’s liquidity, the Company’s business, developments with respect to the Company’s independent auditors, and other matters.

Closing of Farallon Financing

The Company has closed a $230 million term loan facility provided by Farallon, The loans under the facility have a five-year term and may be repaid by Accredited at any time over the life of the loan, subject to certain conditions and prepayment fees. The loans are secured by a pledge of certain subsidiaries, including all domestic subsidiaries, and a security interest over certain assets. In connection with the financing, Farallon received warrants to acquire approximately 3.23 million shares of the Company’s stock at an exercise price of $10 per share. The warrants will expire in ten years from the issuance date. As contemplated, Farallon also was granted certain preemptive rights, registration rights and board observer rights. Proceeds of the term loan can be used for general working capital, the funding of mortgage loans, and other corporate needs.

Farallon manages equity capital for institutions and high net worth individuals and is headquartered in San Francisco, California. Farallon is a registered investment advisor with the United States Securities and Exchange Commission (“SEC”).

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Other Liquidity Developments

In addition, Accredited announced the following developments regarding its available financing capacity:

•

Accredited has obtained a new $500 million warehouse facility from a large commercial bank and renewed one of its existing warehouse facilities with an investment banking firm for $600 million. The Company is also in discussions with another investment banking firm regarding the possible renewal of an existing $650 million warehouse facility.

•

As a result of the previously announced sale of $2.7 billion of loans and the closing of the Farallon term loan, Accredited repaid the majority of its warehouse facilities. The Company terminated four warehouse lines after repayment of these facilities in full. In addition, Accredited has received further waivers of certain covenants on three of its warehouse facilities, which have a combined total of approximately $100 million in outstanding advances at March 31, 2007. Accredited has agreed with these lenders that Accredited will not draw down additional borrowings under the facilities at the current time. The Company plans to sell much of the collateral in these warehouse lines in the ordinary course of business, as described below in the “Loan Dispositions” section. After the loan sales are completed and these three facilities are repaid in full, these facilities may be terminated or renewed. Certain of these lenders have indicated a willingness to renew their facilities with the Company.

•

In addition, Accredited has sold all the mortgage loans collateralizing its asset-backed commercial paper program and has collateralized the remaining $80 million in commercial paper notes outstanding with cash. The Company has agreed with the swap counterparties supporting the asset-backed commercial paper program to discontinue current use of the commercial paper conduit. Accredited will consider reactivating or terminating the program depending upon future market conditions and the availability of various credit providers. If the program is terminated, the Company intends to repay the commercial paper outstanding with the cash held as collateral in the conduit.

As a result of the developments outlined above, the Company has approximately $350 million of available cash on hand at March 31, 2007, not including the cash collateralizing the asset-backed commercial paper program.

Originations

The Company reported that it originated approximately $1.8 billion of mortgage loans in the U.S. and Canada during the quarter ended March 31, 2007.

Loan Dispositions

As previously announced, the Company closed a $760 million asset-backed, on-balance sheet securitization on January 30, 2007, The Company intends to evaluate additional securitizations as an alternative to whole loan sales in the future.

Accredited sold approximately $800 million and, as previously disclosed, $2.7 billion of mortgage loans for cash in the first quarter of 2007. The approximately $800 million sold at a weighted average net price of 100.63%. The $2.7 billion sale in March included substantially all performing and non-performing loans in inventory on March 6, 2007 and will result in a pre-tax charge of approximately $160 million.

In March, the Company signed a $400 million forward sale agreement, priced at 100.625%, for loans to be delivered in the second quarter.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Company Outlook

Commenting on all of the recent developments at Accredited, Chairman and Chief Executive Officer James A. Konrath remarked, “We are pleased with the closing of the term loan with Farallon. The loan is a key component of our plan to improve the Company’s liquidity in order to maneuver in a non-prime mortgage market that has become even more turbulent than the market we described in our conference call on February 14, 2007. The Farallon loan, along with the restructuring of our warehouse financing capacity and recent loan dispositions, provides Accredited with greater flexibility in originating loans, securitizing ongoing loan production, and pursuing various strategic options,”

Relationship with Auditors

On March 27, 2007, Grant Thornton LLP (“Grant Thornton”), the registered independent public accounting firm for Accredited, orally advised the audit committee of the Company of its intent to resign as the Company’s independent auditors. Grant Thornton also advised the Company at that time that it did not intend to complete its audit of the Company’s financial statements for the year ended December 31,2006. The audit committee was in discussions with Grant Thornton to reconsider their decision, but on March 30, 2007, Grant Thornton provided the Company’s audit committee with a letter dated March 27, 2007 regarding its resignation as the Company’s independent auditors. The Company’s audit committee did not request or approve the resignation of Grant Thornton. The Company’s audit committee voluntarily reported Grant Thornton’s resignation to the SEC. In addition, the Company’s audit committee is reviewing the circumstances relating to Grant Thornton’s resignation. The Company’s audit committee has begun the process of selecting a new registered public accounting firm with the objective of engaging a new accounting firm as quickly as possible. No assurance can be given as to when a new auditing firm might be engaged.

Grant Thornton’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2005 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the period from June 14, 2005 (the date that Grant Thornton was engaged as auditor) through December 31, 2005, and during the period from January 1, 2006 to the present, there have been no disagreements between the Company and Grant Thornton on any matter of accounting principles or practices or financial statement disclosure. In connection with its resignation, Grant Thornton did advise the Company that it believed it would have had to significantly expand the scope of its audit of the Company’s financial statements for the year ended December 31,2006.

Accredited is reviewing the potential impact of Grant Thornton’s resignation on a variety of issues, including the obligation of the Company to provide Regulation AB certifications with respect to its securitizations, requirements under certain state and provincial regulatory licenses to provide annual audited financial statements, and the effect of the additional delay in completing its 2006 audit on its NASDAQ listing status, among others. Accredited has contacted most state regulatory authorities regarding the delay in filing its Annual Report on Form 10-K. The Company has been orally told by the regulatory authorities in affected states that they will allow the Company additional time to complete its year-end audit. The Company intends to continue its origination operations during this period.

Pursuing Strategic Options

Accredited is continuing to work with its financial and legal advisors to explore various strategic options. Strategic options could include, but are not limited to, raising additional capital, a merger, or other strategic transaction. There can be no assurance that the Company’s pursuit of strategic options will result in any transactions being consummated.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

56. Despite Grant Thornton’s resignation and the negative effect that resignation would have on potential bids, the Individual Defendants’ continued negotiations with Lone Star and other bidders unabated. Between April 9 and April 17, 2007, at the Individual Defendants’ inquiry, Lone Star and other parties made initial indications of interest for the acquisition of the Company. Lone Star’s initial bid was for $17.00 per share. Following the bids, interested parties entered into due diligence.

57. On April 10, 2007, the Company announced that it had hired Squar, Milner, Peterson, Miranda & Williamson, LLP as its new independent auditors to replace Grant Thornton.

58. On April 30, 2007, at the Special Committee’s direction. Bear Stearns distributed a draft merger agreement with Lone Star and other interested parties.

59. Between May 4 and May 9, 2007, the Special Committee received five second round bids: two for an acquisition of the Company, two for a hybrid investment in the Company and one proposal for an acquisition and a hybrid investment. The Special Committee then decided to only pursue the two pure acquisition proposals, which included Lone Star’s proposal.

60. On May 20, 2007, Lone Star delivered a markup of the draft merger agreement to the Company. The draft agreement contained a condition relating to the retention of management, which Lone Star stated that it would be willing to delete if could enter into discussions with management concerning retention and equity issues. The Special Committee agreed to allow these discussions.

61. On June 3, 2007, Lone Star delivered its final offer and the Special Committee resolved to recommend that the Board approve this offer. The Board then unanimously approved the offer and Accredited entered into the agreement and plan of merger (“Merger Agreement”) with Lone Star on the next day.

DEFENDANTS ANNOUNCE THE PROPOSED ACQUISITION

62. On June 4, 2007, the Company issued a press release entitled “Accredited Enters Into Definitive Agreement With Lone Star Funds,” which stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”), a nationwide mortgage company specializing in non-prime residential mortgage loans, and. Lone Star Fund V (U.S.) L.P., through its affiliate Lone Star U.S. Acquisitions, LLC (“Lone Star”), today announced that they have entered into a definitive merger agreement pursuant to which Lone Star has agreed to acquire all of the common stock of the Company in an all-cash transaction.

Under the terms of the agreement, Lone Star will acquire each outstanding share of Accredited common stock at a price of $ 15.10 per share, for a total consideration of approximately $400 million on a fully diluted basis. The acquisition is structured as an all-cash tender offer for all outstanding shares of Accredited common stock to be followed by a merger in which each remaining untendered share of Accredited will be converted into the same $15.10 cash per share price paid in the tender offer. The outstanding 9.75% Series A Perpetual Cumulative Preferred Shares, par value $1.00 per share (the “Series A Preferred”), of Accredited Mortgage Loan REIT Trust (NYSE: AHH.PrA) will continue to remain outstanding.

James A. Konrath, chairman and chief executive officer of Accredited, said, “After a careful analysis, we believe this agreement is the best alternative available to protect shareholder value and provide the capital we need to support the Company’s business over the long-term. In Lone Star, we have found a partner who has a record of helping companies like ours successfully address financial and operational challenges. We look forward to working with Lone Star to create a stronger future for Accredited, our employees, and our customers.”

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Len Allen, president of Lone Star Funds’ U.S. operations, said, “We share the Accredited team’s vision for the Company and their diversified approach to the non-prime market. With our additional experience and capital, we are confident that Accredited can successfully manage through the current industry dynamics and leverage the platform.”

The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding Accredited shares on a fully-diluted basis and other regulatory approvals. The tender offer is expected to commence within ten business days, and the transaction is expected to close in the third quarter of this year, unless extended. The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 9.7% to Accredited’s closing share price of $13.76 on June 1, 2007, the last business day prior to Accredited’s announcement of this transaction, and a premium of approximately 13.3% versus Accredited’s 20-day volume weighted average share price ending on June 1, 2007.

Accredited’s Board of Directors, on the unanimous recommendation of a Special Committee composed entirely of independent directors, has unanimously approved the transaction. The acquisition will be effected pursuant to a merger agreement.

Accredited is represented, in the transaction by its financial advisors, Bear, Stearns & Co. Inc., Friedman, Billings, Ramsey Group Inc. and Houlihan Lokey Howard & Zukin, and its legal counsel, Dewey Ballantine LLP and Morris, Nichols, Arsht & Tunnell LLP. Bear, Stearns & Co. Inc. and Houlihan Lokey Howard & Zukin each rendered an opinion to Accredited’s Special Committee regarding the fairness, from a financial point of view, of the consideration to be received by Accredited’s stockholders pursuant to the tender offer and the merger. Accredited retained Bear, Stearns & Co. Inc. as financial advisor in connection with a formal process to explore “strategic alternatives” and in arranging a $230 million term loan from Farallon Capital, LLC in April 2007. Lone Star is represented in the transaction by its financial advisor Piper Jaffray & Co., and its legal counsel, Sullivan & Cromwell LLP.

63. The Individual Defendants’ timing is impeccable—they are seeking to sell the Company at a time when its share price is devalued due to the financial difficulties facing the “subprime” lending market and the uncertainty created by Grant Thornton’s departure. Indeed, little more than a year ago, Accredited’s value was over $50.00 per share before declining to less than $4.00 per share in the wake of the “subprime” lending market crash. Since March 2007, however, Accredited’s stock price has rallied to over $14.00 per share. The Company’s rally would have continued had the Individual Defendants not capped the Company’s stock price at $15.10 per share.

64. Accredited has not yet released its fiscal 2006 financial results despite the April 2007 hiring of a new independent auditor to replace Grant Thornton.

65. Accordingly, the consideration reflected in the Acquisition agreement does not represent the maximized value to which Accredited’s shareholders are entitled.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

THE MERGER AGREEMENT

66. As alleged above, the Merger Agreement was extensively negotiated by the Board and Lone Star. A draft merger agreement was circulated to Lone Star on April 30, 2007. On May 20, 2007, Lone Star circulated a marked up draft agreement, which was further negotiated. The final Merger Agreement was signed on June 4, 2007. An amendment to the Merger Agreement was unanimously approved by the Board on June 15, 2007.1

67. The Merger Agreement obligates Lone Star to make a tender offer for the Company’s outstanding shares. If Lone Star successfully acquires over 90% of Accredited’s outstanding shares in the offer, then Lone Star will be able to effect a short-form merger, which will allow Lone Star to merge with the Company without a shareholder vote. If Lone Star acquires less than 90%, but more than 50%, a subsequent shareholder vote to approve the merger will be required. If Lone Star acquires less than 50%, the merger will not be consummated.

68. In an effort to avoid the hassle at risk of a shareholder vote, defendants included a “Top-Up Option” in the Merger Agreement. This option allows Lone Star, in the event that it acquires less than 90% but more than 50% of Accredited’s outstanding shares, to purchase a limited number of newly issued shares to bring its holdings to just over 90% so that it can effect a short-form merger.

69. The Merger Agreement also provides for a $12 million termination fee and a non-solicitation clause that prevents the Company from actively soliciting alternative proposals to Lone Star’s offer. These clauses will prevent Accredited from obtaining a superior offer even in the likely event that its liquidity position and business prospects continue to improve.

SELF-DEALING

70. By reason of their positions with Accredited, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Accredited, and especially the true value and expected increased future value of Accredited and its assets, which they have not disclosed to Accredited’s public shareholders. Moreover, despite their duty to maximize shareholder value, the Individual Defendants have clear and material conflicts of interest, and are acting to better their own interests at the expense of Accredited’s public shareholders.

71. Specifically, the merger agreement provides:

Rollover Shares. Notwithstanding Section 4.01(f), between the date hereof and the Acceptance Time, Parent and Purchaser may permit certain designated holders of Company Restricted Shares, Company Common Shares or Company Stock Options that are issued and outstanding immediately prior to the Merger Effective Time, to exchange some or all of their Company Restricted Shares, Company Common Shares or Company Stock Options, as applicable, for shares of common stock (or other class of equity) or stock options of Purchaser or, at Parent’s discretion, Parent on such terms as are reasonably acceptable to Parent and Purchaser (each, a “Rollover Share”). Any such exchange shall be given effect in determining whether a Company Common Share, a Company Restricted Share, a Company Stock Option or a share of the capital stock of Purchaser is outstanding immediately prior to the Merger Effective Time for purposes of this Section 4.01 and for purposes of Section 4.02. Parent and the Company will cooperate to take such actions as they reasonably agree are necessary to effectuate the transactions contemplated by this Section 4.01(g).

[1]

The amendment provides that upon consummation of the Proposed Acquisition, Accredited’s employees’ and directors’ restricted stock units awarded under the Company’s deferred compensation plan will be converted to cash and deposited into a trust for purposed of maintaining funding of the deferred compensation plan.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

72. These conflicts of interest arise from Merger Agreement clauses that allow the Individual Defendants and certain other Accredited, executives to exchange their Accredited shares, restricted shares and stock options for an equity interest in the post-acquisition company. Thus, the Individual Defendants have an incentive to actually seek a relatively low consideration for Accreditied’s shares so as to provide a lower basis for their investment in the post-acquisition company. This lower basis will bring substantial tax benefits as the Individual Defendants’ holdings in the post-acquisition company appreciate.

73. Apparently, defendants Konrath and Lydon, who combined hold approximately 10.4% of Accredited’s outstanding shares, are indeed planning to exchange their shares for an equity interest in the post-acquisition company. Konrath and Lydon have refused to commit to tendering their shares in the Proposed Acquisition. Yet, defendant Konrath, desite his apparent refusal to tender his shares, circulated a letter on June 19, 2007 to all of Accredited’s shareholders urging that they tender their shares.

74. Moreover, in the event that Konrath and Lydon’s refusal to tender all of their shares results in Lone Star acquiring less than 90%, the Top-Up Option will allow Lone Star to nevertheless avoid the hassle and risk of a shareholder vote. Undoubtedly, defendants extensively negotiated this point in the weeks leading up to the adoption of the Merger Agreement.

75. Most importantly, the Proposed Acquisition will enable the Individual Defendants and Lone Star to gain the lion’s share of the massive profits that Accredited will generate once it begins grabbing market share in the subprime lending market. These profits will increase ten-fold when the subprime market eventually recovers in the coming years.

76. In short, Individual Defendants have managed to negotiate for themselves shares in the future “Bubba Gump” of the subprime market, while squeezing out plaintiff and other Accredited public shareholders of their right to participate.

77. The proposed sale is wrongful, unfair and harmful to Accredited’s public shareholders, and represents an effort by Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Accredited’s public shareholders. The Proposed Acquisition is an attempt to deny plaintiff and Accredited’s other public shareholders their rights while usurping the same for the benefit of the defendants and Lone Star on unfair terms.

78. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•

Withdraw their consent to the sale of Accredited and allow the shares to trade freely and without impediments including the termination fee and non-solicitation clause until the Company’s audit for the fiscal year ended December 31, 2006 and first quarter of 2007 has been completed and disclosed to the Company’s shareholders;

•

Act independently so that the interests of Accredited’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee and require that any acquisition proposal be approved by a majority of the minority shareholders;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Accredited’s public shareholders; and

•	Fully and fairly disclose all material information to the Company’s shareholders.

79. The Individual Defendants have also approved the Proposed Acquisition so that it transfers 100% of Accredited’s revenues and profits to Lone Star, thus all of Accredited’s operations will now accrue to the benefit of Lone Star and certain of the Individual Defendants.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

DEFENDANTS FAIL TO DISCLOSE ALL MATERIAL INFORMATION

CONCERNING THE ACQUISITION

80. On June 19, 2007, the Individual Defendants and defendant Accredited filed a Schedule 14D-9 Solicitation/Recommendation Statement (“Solicitation Statement”) with the SEC containing information in support of the Board’s recommendation that the Company’s shareholders tender their shares. On that same day, defendant Lone Star filed a Schedule TO Tender Offer Statement (“Tender Statement”) with the SEC.

81. The Solicitation Statement and Tender Statement suffer from numerous material deficiencies, the most glaring of which is a complete lack of adequate disclosures as to the reasons for Grant Thornton’s decision to resign as the Company’s auditor. This omission casts a shadow of doubt over the entire transaction because Accredited’s shareholders must speculate as to the reasons behind the resignation in attempting to decide whether or not they should tender their shares, which directly impacts the ability to value the shares sought in the tender.

82. If Grant Thornton resigned for benign reasons, such as a disagreement over auditor fees, the Proposed Acquisition consideration is likely inadequate because the bidders contacted by Bear Stearns, including Lone Star, likely discounted their offers for the possibility that the resignation was related to more serious accounting issues. Moreover, other potential bidders were probably completely unwilling to submit bids without the benefit of an audited and complete financial record.

83. If the resignation was indeed in connection with serious accounting issues, then Accredited’s shareholders must consider that the Individual Defendants may face liability in connection with potential accounting fraud or other malfeasances and the fact those same Individual Defendants negotiated themselves generous indemnification agreements from Lone Star at a cost to Accredited’s shareholders as part of an agreement requiring them to recommend to Plaintiff and Accredited’s other public shareholders to tender their shares to Lone Star.

84. Under either circumstance, the particulars of Grant Thornton’s resignation are critical to enabling Accredited’s shareholders to make a fully informed decision as to whether they should tender their shares.

85. The Solicitation Statement and Tender Statement also suffer from numerous other material deficiencies, including but not limited to, the following:

(a) Incomplete financial information:    The Individual Defendants and Accredited have not released any audited financial information since November 2006, when it filed its Form 10-Q for the third quarter of calendar year 2006; nor have they disclosed the terms of the &2.7 billion loan whole-sale effected on March 11, 2007.

(b) Inadequate information concerning Accredited’s liquidity:    Individual Defendants and Accredited have not released adequate information concerning how Accredited’s recent accumulation of cash from mortgage sales, loans and wharehouse lines provide Accredited with a significant amount of financial flexibility and position it to gain market share in the subprime lending market; and

(c) Untrustworthy Financial Forecasts:    the financial forecasts included in the Solicitation Statement and Tender Statement are based upon unaudited financials. Moreover, the forecasts are only summarily described and are not presented in the form or substance necessary to allow Accredited’s shareholders to evaluate the comparative merits of other strategic alternatives.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS

86. Plaintiff brings this action on her own behalf and as a class action on behalf of all holders of Accredited stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

87. This action is properly maintainable as a class action.

88. The Class is so numerous that joinder of all members is impracticable. According to Accredited’s Securities and Exchange Commission filings, there are more than 25 million shares of Accredited common stock outstanding.

89. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Accredited;

(d) whether defendants Accredited and Lone Star are aiding and abetting the Individual Defendants’ breaches of fiduciary duties;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(f) whether the Solicitation Statement and Tender Statement fail to disclose all material information concerning the proposed acquisition;

(g) whether the defendants, collectively in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(h) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

90. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

91. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

92. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

93. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

94. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against

the Individual Defendants

95. Plaintiff repeats and realleges each allegation set forth herein.

96. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Accredited and have acted to put their personal interests ahead of the interests of Accredited’s shareholders.

97. By the acts, transactions and courses of conduct alleged herein, Individual Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

98. The Individual Defendants have violated their fiduciary duties by entering Accredited into a merger contract without regard to the effect of the proposed transaction on Accredited’s shareholders. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Accredited because, among other reasons:

(a) in breach of their fiduciary duties they failed to make proper, timely disclosures to the Company’s shareholders as reflected by the inadequate Solicitation Statement;

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition; and

(c) they are using the sale of the Company to aggrandize their own wealth upon completion of the sale.

99. Because the Individual Defendants dominate and control the business and corporate affairs of Accredited, and are in possession of private corporate information concerning Accredited’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Accredited which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits.

100. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

101. As a result, of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of Individual Defendants’ self-dealing.

102. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Accredited’s valuable assets and operations, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

103. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

104. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to Accredited’s shareholders sufficient information to enable them to cast informed votes and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

105. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches

of Fiduciary Duty Against Lonestar

106. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

107. Lone Star aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Accredited, including plaintiff and the members of the Class.

108. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

109. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

110. Lone Star colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class. Among other things, Lone Star aided and abetted breaches of fiduciary duties by failing to disclose all material information in the Tender Statement and buying off Accredited’s management with promises of equity participation in the post-acquisition company. In turn, the Individual Defendants and Accredited are withholding material information from the Company’s shareholders to induce them into tendering their shares for an inadequate consideration.

111. Lone Star participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. Lone Star obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendant’s breaches. Lone Star will benefit, inter alia, from the acquisition of Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

112. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches

of Fiduciary Duty Against Accredited

113. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

114. Accredited aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Accredited, including plaintiff and the members of the Class.

115. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

116. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

117. Accredited colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

118. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

FOURTH CAUSE OF ACTION

Against All Defendants for Equitable Fraud Under Applicable State Law

119. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

120. Defendants made fraudulent representations in statements directed to Accredited’s shareholders. These statements are grossly lacking in material information as alleged above. Among other things, the statements contained no explanation as to the particulars of Grant Thornton’s resignation; are based upon incomplete and inadequate financial information; and contain misleading disclosures concerning financial projections of Accredited’s business prospects.

121. Defendants issued the statements with the intent of inducing plaintiff and the Class to tender their shares in order to allow defendants to consummate the Proposed Acquisition.

122. The fraudulent nature of the statements may induce members of the Class to tender their shares without disclosure of all material information.

123. Plaintiff and the members of the Class shall be injured as a direct and proximate result of the aforementioned acts.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

FIFTH CAUSE OF ACTION

Request for Declaratory Relief Against All Defendants

124. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

125. Plaintiff and the Class as shareholders of Accredited have interests in the Agreement and Plan of Merger entered into between Accredited and Lone Star. Specifically, plaintiff and the Class are being asked to tender their shares for a grossly inadequate consideration without full disclosure of all material information to allow them to make a fully informed decision. Thus, plaintiff and the Class stand to be denied their right to make a fully informed decision concerning the tender offer.

126. The termination fee clause contained within the Merger Agreement provides that Accredited must pay a $12 million termination fee if Accredited decides to accept a proposal for a higher bid than what is represented by the Proposed Acquisition.

127. The termination fee is unreasonable and unenforceable because it does not represent a reasonable estimate of Lone Star’s actual expenses in the event that the Agreement and Plan of Merger is breached. Specifically, the termination fee clause violates applicable law on the enforceability of contractual provisions concerning liquidated damages and penalties, and erects an unreasonable barrier, and therefore acts as an unreasonable deterrent, to other prospective superior offers. Especially in light of the uncertainty created by the Individual Defendants’ conduct concerning Grant Thornton’s resignation, depriving both plaintiff and the class and potential bidders of the audited financial information they would need to make an informed decision concerning Accredited’s true valuation, and make a higher bid.

128. Further, there are other clauses in the Merger Agreement that are contrary to law that erect similar barriers and deterrent to prospective superior offers.

129. Accordingly, plaintiff requests this Court declare that the termination fee clause and other clauses contained within the Agreement and Plan of Merger are contrary to law and unenforceable.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in her favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring that the termination fee provision and other provisions contained within the Merger Agreement are unenforceable;

C. Directing defendants to amend the Solicitation Statement and Tender Statement to disclose all material information concerning the Proposed Acquisition so as to cure the equitable fraud alleged above;

D. Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

E. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the highest possible terms for shareholders or a tender offer that discloses all material information;

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

F. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Accredited’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Accredited;

G. Rescinding, to the extent already implemented, the Proposed Acquisition agreement and proposals, voting agreements and termination fees associated therewith;

H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

I. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: June 29, 2007	ROBBINS UMEDA & FINK LLP
BRIAN J. ROBBINS
S. BENJAMIN ROZWOOD
KEVIN A. SEELY
ASHLEY R. PALMER

BRIAN J. ROBBINS

610 West Ash Street, Suite 1800 San Diego, CA 92 101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991 Attorneys for Plaintiff

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

DECLARATION OF SERVICE BY MAIL

I, the undersigned, declare:

1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Diego, over the age of 18 years, and not a party to or interest in the within action; that declarant’s business address is 610 West Ash Street, Suite 1800, San Diego, California 92101.

2. That on June 29, 2007, declarant served by depositing a true and correct copy thereof of the following document:

AMENDED COMPLAINT FOR: (1) BREACH OF FIDUCIARY DUTY; (2) EQUITABLE FRAUD; AND (3) DECLARATORY RELIEF.

in a United States mailbox at San Diego, California in a sealed envelope with postage thereon fully prepaid and addressed to the parties listed on the attached Service List.

3. That there is a regular communication by mail between the place of mailing and the places so addressed.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct. Executed this June 29, 2007, at San Diego, California.

KATHERINE B. SCHEELE

Wan v. Accredited Home Lenders Holding Co.,

No. 37-2007-00067877-CU-BT-CTL

COUNSEL FOR PLAINTIFF

Brian J. Robbins

S. Benjamin Rozwood

Kevin A. Seely

Ashley R. Palmer

ROBBINS UMEDA & FINK, LLP

610 West Ash Street, Suite 1800

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

COUNSEL FOR DEFENDANTS

Christopher H. McGrath

PAUL HASTINGS JANOFSKY & WALKER LLP

3579 Valley Centre Drive

San Diego, CA 92130

Telephone: (858) 720-2500

Facsimile: (858) 720-2555

Counsel for defendants James A. Konrath, Joseph J. Lydon, James H. Berglund, Gary M. Erickson, Bowers W. Espy, Jody A. Gunderson, Richart T. Pratt

Edward Patrick Swan

LUCE, FORWARD, HAMILTON & SCRIPPS LLP

600 West Broadway, Suite 2600

San Diego, CA 92101

Telephone: 619/236-1414

Facsimile: 619/232-8311

Counsel for defendant Accredited Home Lenders Holding Co.